                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of August 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No                  X
                       -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)




Date: August 12, 2005               By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                        Name:  Jaime Alberto Velasquez B.
                                        Title:    Vice President of Finance

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS $413.990
                 MILLION DURING THE FIRST SEVEN MONTHS OF 2005

MEDELLIN, COLOMBIA. AUGUST 12, 2005

BANCOLOMBIA reported accumulated unconsolidated net income of Ps $413.990 million as of July 31, 2005. For the first seven months of 2005, the total net interest, including investment securities amounted to Ps$906.704 million. Additionally, total net fees and income from services amounted to Ps $306.925 million.

Total assets amounted to Ps 22.5 trillion in July 2005, total deposits totaled Ps 13.2 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 2.9 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.52% as of July 31, 2005, and the level of allowance for past due loans was 121.71%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in July 2005 was as follows: 18.1% of total deposits, 22.5% of total net loans, 17.9% of total savings accounts, 17.9% of total checking accounts and 18.3% of total time deposits.



*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. In accordance with the methodology suggested to the Superintendency of Banking, the merger of Bancolombia, Conavi and Corfinsura (post spin- off) was accounted for as a pooling of interests. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

--------------------------------------------------------------------------------
CONTACTOS
Sergio Restrepo       Jaime A. Velasquez     Mauricio Botero
VP Ejecutivo          VP Financiero          Gerente RI
Tel.:(574) 3120332    Tel.: (574) 5108666    Tel.: (574) 5108866

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                                                                Bancolombia Logo
                                                                       JULY 2005

BANCOLOMBIA S.A.
BALANCE SHEET
(Ps Millions)                                             JULY 2005
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
ASSETS
Cash and due from banks                                     808.928
Overnight funds sold                                        392.041
TOTAL CASH AND EQUIVALENTS                                1.200.969
-------------------------------------------------------------------
DEBT SECURITIES                                           6.136.279
Trading                                                   3.439.317
Available for Sale                                        1.752.542
Held to Maturity                                            944.420
EQUITY SECURITIES                                           809.326
Trading                                                       1.037
Available for Sale                                          808.289
Market value allowance                                      -37.800
NET INVESTMENT SECURITIES                                 6.907.805
-------------------------------------------------------------------
Commercial loans                                          9.765.538
Consumer loans                                            1.908.197
Small business loans                                         97.021
Mortgage loans                                            1.456.791
Allowance for loans and financial leases losses            -562.187
NET TOTAL LOANS AND FINANCIAL LEASES                     12.665.360
-------------------------------------------------------------------
Accrued interest receivable on loans                        172.695
Allowance for accrued interest losses                       -11.894
NET TOTAL INTEREST ACCRUED                                  160.801
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Customers' acceptances and derivatives                       76.652
Net accounts receivable                                     160.000
Net premises and equipment                                  338.347
Foreclosed assets                                            49.751
Prepaid expenses and deferred charges                        37.397
Goodwill                                                     60.396
Other                                                       187.618
Reappraisal of assets                                       622.902
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TOTAL ASSETS                                             22.467.998
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LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                      2.666.541
Checking accounts                                         2.347.695
Other                                                       318.846
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INTEREST BEARING                                         10.581.028
Checking accounts                                           181.353
Time deposits                                             3.709.128
Savings deposits                                          6.690.547
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TOTAL DEPOSITS                                           13.247.569
Overnight funds                                           1.036.935
Bank acceptances outstanding                                 46.845
Interbank borrowings                                      1.312.543
Borrowings from domestic development banks                  954.008
Accounts payable                                            890.837
Accrued interest payable                                    147.902
Other liabilities                                           210.499
Bonds                                                     1.462.815
Accrued expenses                                            283.476
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TOTAL LIABILITIES                                        19.593.429
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SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                              363.914
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RETAINED EARNINGS                                         1.275.290
Appropiated                                                 861.300
Unappropiated                                               413.990
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REAPPRAISAL AND OTHERS                                    1.130.744
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES            104.621
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TOTAL SHAREHOLDER'S EQUITY                                2.874.569
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TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY               22.467.998
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
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                                                                Bancolombia Logo
                                                                       JULY 2005

BANCOLOMBIA S.A.
INCOME STATEMENT                                                       As of
(Ps Millions)                                                        JULY 2005
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
INTEREST INCOME AND EXPENSES
Interest on loans                                                     1.002.822
Interest on investment securities                                       372.767
Overnight funds                                                          11.437
TOTAL INTEREST INCOME                                                 1.387.026
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INTEREST EXPENSE
Checking accounts                                                         3.285
Time deposits                                                           169.862
Savings deposits                                                        137.886
TOTAL INTEREST ON DEPOSITS                                              311.033
-------------------------------------------------------------------------------
Interbank borrowings                                                     25.586
Borrowings from domestic development banks                               44.278
Overnight funds                                                          31.112
Bonds                                                                    68.313
TOTAL INTEREST EXPENSE                                                  480.322
-------------------------------------------------------------------------------
NET INTEREST INCOME                                                     906.704
Provision for loan and accrued interest losses, net                     (77.060)
Recovery of charged-off loans                                            35.381
Provision for foreclosed assets and other assets                        (35.586)
Recovery of provisions for foreclosed assets and other assets            24.597
-------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                                    (52.668)
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                             854.036
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Commissions from banking services and other services                     34.837
Electronic services and ATM's fees, net                                  75.921
Branch network services, net                                             26.895
Collections and payments fees, net                                       31.966
Credit card merchant fees, net                                            5.460
Credit and debit card fees, net                                         104.687
Checking fees, net                                                       32.298
Check remittance, net                                                     5.813
International operations, net                                            12.856
TOTAL FEES AND OTHER SERVICE INCOME                                     330.733
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Other fees and service expenses                                         (23.808)
TOTAL FEES AND INCOME FROM SERVICES, NET                                306.925
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OTHER OPERATING INCOME
Net foreign exchange gains                                              (52.814)
Forward contracts in foreign currency                                    98.904
Dividend income                                                          99.973
Communication, rent payments and others                                     975
TOTAL OTHER OPERATING INCOME                                            147.038
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TOTAL INCOME                                                          1.307.999
OPERATING EXPENSES
Salaries and employee benefits                                          289.390
Bonus plan payments                                                       4.768
Compensation                                                              4.511
Administrative and other expenses                                       373.437
Deposit security, net                                                    30.990
Donation expenses                                                           382
Depreciation                                                             36.709
TOTAL OPERATING EXPENSES                                                740.187
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NET OPERATING INCOME                                                    567.812
Merger expenses                                                          22.939
Goodwill amortization Banco de Colombia                                  13.212
NON-OPERATING INCOME (EXPENSE)
Other income                                                             28.683
Other expense                                                           (39.581)
TOTAL NON-OPERATING INCOME                                              (10.898)
INCOME BEFORE INCOME TAXES                                              520.763
Income tax expense                                                      106.773
-------------------------------------------------------------------------------
NET INCOME                                                              413.990
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